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Consent of Independent Registered Public Accounting Firm

The Board of Directors
Yukon-Nevada Gold Corp.

We consent to the inclusion in this annual report on Form 40-F of our Report of Independent Registered Public Accountig Firm dated March 26, 2010 on the consolidated balance sheet of Yukon-Nevada Gold Corp. as of December 31, 2009, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2009.

We also consent to the incorporation by reference of such report in the registration statement on Form S-8 (Nos. 333-171775) of Yukon-Nevada Gold Corp.

//s// KPMG LLP

Chartered Accountants

Vancouver, Canada
April 12, 2011

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